Exhibit 3.2

AMENDED AND RESTATED DESIGNATIONS OF PREFERENCES,
LIMITATIONS, AND RELATIVE RIGHTS OF
SERIES A PREFERRED STOCK OF PRIVATE BUSINESS, INC.

          Pursuant to the provisions of Section 48-20-106 of the Tennessee Business Corporation Act, Private Business, Inc., a Tennessee corporation (the “Corporation”), hereby adopts the following Amended and Restated Designation of Preferences as Articles of Amendment to its Charter:

          The Designations previously filed on January 16, 2004 are hereby amended and restated in their entirety and such amended and restated Designations are granted to and imposed upon the Series A Preferred Stock as follows:

1.	Number and Designation. Up to 25,000 shares of the Preferred Stock of the Corporation shall be designated as Series A Preferred Stock.

2.	Definitions. For the purposes of these Designations, the following terms shall have the meanings specified:

          “Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person.  A Person shall be deemed to “control” (including the correlative meanings, the terms “controlling,” “controlled by,” and “under common control with”) another Person if the controlling person possesses, directly or indirectly the power to direct or cause the direction of the management or policies, of the controlled person, whether through ownership of voting securities, by agreement or otherwise.

          “Board of Directors” shall mean the board of directors of the Corporation.

          “Bylaws” shall mean the bylaws of the Corporation, as amended.

          “Charter” shall mean the Second Amended and Restated Charter of the Corporation, as amended.

          “Common Stock” shall mean the common stock, no par value per share, of the Corporation.

          “Corporation” shall mean Private Business, Inc., a Tennessee corporation.

          “Designations” shall mean the terms, preferences, limitations and relative rights of the Series A Preferred Stock established hereby and set forth hereinafter.

          “Dividend Payment Date” shall mean January 1, April 1, July 1 and October 1 of each year.

          “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

          “Group” shall mean a group within the meaning of Section 13(d)(3) of the Exchange Act.

          “Lightyear” shall mean Lightyear PBI Holdings, LLC, and its Affiliates.

          “Liquidation” shall have the meaning provided in Section 4 hereof.

          “Original Issue Date” shall mean, with respect to each share of Series A Preferred Stock, the date on which such share of Series A Preferred Stock is first issued by the Corporation.

          “Original Purchase Price” shall mean with respect to each share of Series A Preferred Stock, $1,000.

          “Person” shall mean any individual, partnership, corporation, business trust, joint stock company, trust, unincorporated association, joint venture, governmental authority or other entity of whatever nature.

          “Securities Act” shall mean the federal Securities Act of 1933, as amended.

          “Series A Preferred Stock” shall mean up to 25,000 shares of Series A Preferred Stock, without par value per share, hereby designated.

          “Series B Designations” shall mean the terms, preferences, limitations and relative rights of the Series B Preferred Stock established by and set forth in the Designations of Preferences of the Series B Preferred Stock.

          “Series B Preferred Stock” shall mean the 40,032 shares of Series B Preferred Stock, without par value per share, of the Corporation.

          “Voting Power” shall mean, with respect to any issued and outstanding Voting Stock of the Corporation beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act), directly or indirectly, by any Person (including as beneficially owned for purposes of this calculation the Warrant Shares underlying any portion of the Warrants held by such Person; provided, however, that to the extent such Person also owns shares of Series A Preferred Stock, the number of votes that may be cast by such Person in respect of the Series A Preferred Stock shall be deemed to be reduced pursuant to Section 5(b) hereof as if the Warrant Shares beneficially owned by such Person were issued and outstanding), the aggregate number of votes that may be cast in an election of directors of the Corporation by all such Voting Stock divided by the aggregate number of votes that may be cast in an election of directors of the Corporation by all shares of Voting Stock of the Corporation then issued and outstanding (not counting shares held in the treasury of the Corporation but including the Warrant Shares; provided that in making such calculation the number of votes that may be cast by all holders of Series A Preferred Stock shall be deemed to be reduced pursuant to Section 5(b) hereof as if all Warrant Shares relating to the portion of the Warrants then outstanding were outstanding); provided, that in the event any portion of the Warrants shall have been transferred by Lightyear to a third party that is not an Affiliate of Lightyear, the number of votes that may be cast by Lightyear in respect of the Series A Preferred Stock shall be deemed to be reduced pursuant to Section 5(b) hereof as if the shares of Common Stock represented by the portion of the Warrants so transferred had been issued to the holder thereof upon exercise of the Warrants for cash.

          “Voting Stock” shall mean, with respect to any Person, the capital stock of any class or kind ordinarily having the power to vote for the election of directors or other members of the governing body of such Person.

          “Warrants” shall mean those certain warrants to purchase shares of the Corporation’s Common Stock issued simultaneously with the issuance of the Series A Preferred Stock or upon the Corporation’s exercise of the payment in kind described in Section 3 hereof, as such Warrants may be adjusted from time to time, and any warrant issued in substitution, combination, or subdivision thereof.

          “Warrant Shares” shall mean the shares of the Corporation’s Common Stock issuable upon the exercise of the Warrants, as such Warrants may be adjusted from time to time, and any warrant issued in substitution, combination, or subdivision thereof.

          “Warrant Agreement” shall mean the Warrant Agreement by and between the Corporation and Lightyear, dated as of January 20, 2004.

3.	Dividend Rights. The following dividend rights shall apply to the Series A Preferred Stock:

          (a)          The holders of then outstanding Series A Preferred Stock shall be entitled to receive cumulative cash dividends when, as and if declared by the Board of Directors out of any funds legally available therefor at the annual rate of 10% of the sum of (i) the Original Purchase Price (subject to adjustment for any stock split, subdivision, combination, consolidation, stock distributions, stock dividends or the like with respect to such shares) and (ii) all accrued and unpaid dividends on such shares of Series A Preferred Stock from the Original Issue Date, payable when and if declared by the Board of Directors, in preference and priority to the payment of dividends on any shares of Common Stock.  Dividends shall accumulate and compound quarterly on each share of Series A Preferred Stock from the Original Issue Date, whether or not earned or declared and whether or not there shall be funds legally available for the payment of such dividends.  Dividends on each share of Series A Preferred Stock shall accrue and be payable quarterly in arrears on each Dividend Payment Date commencing on the first such date to occur after the Original Issue Date, in preference to dividends on the Common Stock.  The Series A Preferred Stock initially shall not be entitled to payment of accrued and unpaid dividends unless and until all accrued and unpaid dividends on the Series B Preferred Stock as of the Original Issuance Date have been paid in full.  In lieu of receiving payment in cash of any of the scheduled quarterly cash dividend payments on each of April 1, 2006 (which dividend shall include the amounts payable under deferred January 1, 2006 dividend payment), July 1, 2006, October 1, 2006, and January 1, 2007, the holders of the Series A Preferred Stock will, if so determined by the disinterested directors of the Corporation and such disinterested directors make a similar determination to pay dividends in kind on the Series C Preferred Stock on that payment date, receive additional shares of Series A Preferred Stock having an aggregate Series A Liquidation Payment equal to such scheduled quarterly cash dividend and warrants to purchase the number of shares of Common Stock equal to such scheduled quarterly cash dividend divided by $1.32 per share and at an exercise price of $1.32 per share.  The Warrants to be so issued will be subject to the Warrant Agreement and will be certificated in the form attached thereto.

          (b)          The dividend rate shall be adjusted each time any portion of the Warrants is exercised.  The adjustment shall be calculated as follows:

Z =	X - Y * 10%
X

Where:	X =	the total number of shares issuable under the Warrant;
	Y =	the total (cumulative for all exercises) number of shares that have been exercised under the Warrant; and
	Z =	the new dividend rate

; provided, however, that in the event there is any adjustment to the number of shares issuable under the Warrant, the above calculation shall be made as if such adjustment was made prior to the exercise of any portion of the Warrants and the cumulative number of shares issued under the Warrants shall be such number as would have been issued if all adjustments to the number of shares issuable under the Warrants had occurred prior to any issuance of Warrant Shares.

          (c)          So long as any shares of Series A Preferred Stock shall be outstanding, unless full dividends on the Series A Preferred Stock for all past dividend periods and the then current dividend period shall have been paid or declared and a sum sufficient for the payment above set apart, the Corporation shall not declare, pay or set apart for payment any dividend (other than a stock dividend) on the Common Stock or any other stock ranking junior to the Series A Preferred Stock as to liquidation preference, or make any payment on account of, or set apart for payment money for a sinking or other similar fund for, the purchase, redemption or other retirement of, the Common Stock or any other stock ranking junior to the Series A Preferred Stock as to liquidation preference or any warrants, rights, calls or options exercisable for or convertible into any of such stock, or make any distribution in respect thereof, either directly or indirectly, and whether in cash or obligations of the Corporation or other property (other than distributions or dividends in Common Stock or any other stock ranking junior to the Series A Preferred Stock as to liquidation preference to the holders of such junior stock), and shall not permit any corporation or other entity directly or indirectly controlled by the Corporation to purchase or redeem any Common Stock or any other stock ranking junior to the Series A Preferred Stock as to liquidation preference or any warrants, rights, calls or options exercisable for or convertible into any such junior stock unless, prior to or concurrently with such declaration, payment, setting apart for payment, purchase, redemption or distribution, as the case may be, all accrued and unpaid dividends on shares of the Series A Preferred Stock not paid on the dates provided for in Section 3(a) hereof shall have been or be paid or a sum sufficient for the payment is set apart.

          (d)          Each dividend shall be paid to the holders of record of the Series A Preferred Stock as they shall appear on the stock register of the Corporation on such record date, not exceeding 45 days nor less than 10 days preceding a Dividend Payment Date, as shall be fixed by the Board of Directors or a duly authorized committee thereof.

          (e)          All dividends paid with respect to shares of the Series A Preferred Stock pursuant to Section 3(a) shall be paid pro rata to the holders entitled thereto.

          (f)          So long as any shares of Series A Preferred Stock shall be outstanding, no full dividends shall be declared by the Board of Directors or paid or set apart for payment by the Corporation on the Series B Preferred Stock or any other stock ranking on a parity with the Series A Preferred Stock as to liquidation preference (“Parity Stock”) for any period unless full dividends are contemporaneously declared and paid, or declared and a sum set apart sufficient for such payment, on the Series A Preferred Stock for all Dividend Periods terminating on or prior to the date of payment of such full dividends on such Series B Preferred Stock or Parity Stock.  If any dividends are not paid in full, as aforesaid, upon the shares of the Series A Preferred Stock, the Series B Preferred Stock and any Parity Stock, all dividends declared upon shares of the Series A Preferred Stock, the Series B Preferred Stock and any Parity Stock shall be declared pro rata so that the amount of dividends declared per share on the Series A Preferred Stock, the Series B Preferred Stock and any Parity Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Series A Preferred Stock, the Series B Preferred Stock and any Parity Stock bear to each other.

4.	Liquidation Rights.

          (a)          Unless otherwise agreed by the holders of a majority of the then outstanding Series A Preferred Stock, voting separately as a class, in the event (i) of any voluntary or involuntary reorganization, reclassification, dissolution, liquidation, or winding-up of the affairs of the Corporation or any filing for bankruptcy or receivership, (ii) any Person or Group other than Lightyear is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the total Voting Stock of the Corporation, (iii) the Corporation sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person or Group (other than by way of merger or consolidation), other than Lightyear, (iv) any transaction or series of related transactions if, immediately following such transaction or series of related transactions the holders of Common Stock and the Series A Preferred Stock outstanding immediately prior to such transaction or series of transactions own less than 50% of the outstanding Voting Stock of the surviving or transferee corporation (and its ultimate parent corporation), (v) any merger or consolidation in which the Corporation is not the survivor, or (vi) the adoption of a plan relating to the liquidation or dissolution of the Corporation (each of (i) through (vi), a “Liquidating Event”) the holders of shares of Series A Preferred Stock shall be entitled before any distribution is made upon any stock of the Corporation, other than the Series A Preferred Stock or, to the extent required by the Series B Designations or applicable law, the Series B Preferred Stock, to receive a mandatory preferential payment from the assets of the Corporation available for distribution to its stockholders of an amount of cash or property (to the extent of funds legally available therefor), equal to (i) the Original Purchase Price for each share of Series A Preferred Stock then held thereby, as adjusted for any stock split, subdivision, combination, consolidation stock distributions, stock dividends or the like with respect to such shares (the “Series A Base Preference Amount”) plus (ii) an amount equal to all accrued but unpaid dividends with respect to Series A Preferred Stock computed to the date fixed for such Liquidating Event (including an amount equal to a prorated dividend from the last Dividend Payment Date to the date fixed for such Liquidating Event), such amount payable with respect to one share of Series A Preferred Stock being sometimes referred to as the “Series A Liquidation Payment” and with respect to all shares of Series A Preferred Stock being sometimes referred to the “Series A Liquidation Payments.”  The Series A Preferred Stock shall, to the extent required by the Series B Designations or applicable law, rank on a parity with the Series B Preferred Stock as to the receipt of such respective preferential amounts for each such Series upon the occurrence of such event.  After payment to the holders of the Series A Preferred Stock of the full amount of the Series A Liquidation Payments (and payments to the holders of the Series B Preferred Stock of any preferential amounts due to them), the entire remaining assets and funds of the Corporation legally available for distribution, if any, shall be distributed ratably among the holders of the Common Stock.

          (b)          All the preferential amounts to be paid to the holders of Series A Preferred Stock under this Section 4 shall be paid or set apart for payment before the payment or setting apart for payment of any amount for, or the distribution of any assets of the Corporation to, the holders of shares of Common Stock or any class or series of stock of the Corporation ranking junior to Series A Preferred Stock in connection with a Liquidating Event as to which this Section 4 applies.  If the assets or surplus funds to be distributed to the holders of Series A Preferred Stock are insufficient to permit the payment to such holders of the full amounts payable to such holders, the assets and surplus funds legally available for distribution shall be distributed ratably among the holders of Series A Preferred Stock and each other series of stock ranking on a parity with the Series A Preferred Stock with respect to a Liquidating Event in proportion to the full amount each such holder is otherwise entitled to receive.

          (c)          In the event the outstanding shares of Series A Preferred Stock are subdivided into a greater number of shares of Series A Preferred Stock, the Series A Base Preference Amount and Series A Liquidation Payment in effect immediately prior to such subdivision shall, simultaneously with the effectiveness of such subdivision, be proportionately reduced (as appropriate), and, conversely, in case outstanding shares of Series A Preferred Stock shall be combined into a smaller number of shares of Series A Preferred Stock, the Series A Base Preference Amount, and Series A Liquidation Payment, in effect immediately prior to each such combination shall, simultaneously with the effectiveness of such combination, be proportionately increased (as appropriate).

          (d)          In the event of any Liquidating Event that will involve the distribution of assets other than cash, the value of such distribution shall be the fair market value of such securities or other property as determined by the Board of Directors of the Corporation in its good faith exercise of its reasonable business judgment; provided, however, that (i) if such securities are listed on any established stock exchange or a national market system, their fair market value shall be the closing sales price for such securities as quoted on such system or exchange (or the largest such exchange) for the date the value is to be determined (or if there are no sales for such date, then for the last preceding business day on which there were sales), as reported in the Wall Street Journal or similar publication, and (ii) if such securities are regularly quoted by a recognized securities dealer but selling prices are not reported, their fair market value shall be the mean between the high bid and low asked prices for such securities on the date the value is to be determined (or if there are no quoted prices for such date, then for the last preceding business day on which there were quoted prices).

5.	Voting Rights. The following voting rights shall apply to the Series A Preferred Stock:

          (a)          Subject to adjustment pursuant to Section 5(b), the holders of Series A Preferred Stock shall have the right to vote along with the holders of the Common Stock, with each share of Series A Preferred Stock entitled to the number of votes calculated as follows:

A =	B*800 + C*757.5758
B + C

Where:	B =	the total number of shares of Series A Preferred Stock issued on January 20, 2004 (the “Original Issue Shares”),
	C =	the total number of shares of Series A Preferred Stock issued upon the Corporation’s exercise of the payment in kind described in Section 3 hereof (the “PIK Shares”); and
	A =	the number of votes of each shares of Series A Preferred Stock.

Except as specifically provided in Section 9 below or in T.C.A. Sections 48-20-104 and 48-21-104 or in any contractual arrangement between the holders of the Series A Preferred Stock and the Corporation, the holders of the Series A Preferred Stock shall have no rights to vote as a separate class of securities.

          (b)          The number of votes per share of Series A Preferred Stock shall be adjusted each time any portion of the Warrants is exercised.  The adjustment shall be calculated as follows:

Z =	X - Y	* 800
X

Where:	X =	the total number of shares issuable under the Warrant at an exercise price of $1.25 per share (the “Original Warrants”),
	Y =	the total (cumulative for all exercises) number of shares that have been exercised under the Original Warrants; and
	Z =	a variable.

And:

F =	D - E	* 757.5758
D

Where:	D =	the total number of shares issuable under the Warrants issued at an exercise price of $1.32 per share (the “PIK Warrants”),

	E =	the total (cumulative for all exercises) number of shares that have been exercised under the PIK Warrants; and
	F =	a variable.

And:

G =	B*Z + C*F
B + C

Where:	G =	the new number of votes per share of Series A Preferred Stock.

; provided, however, that in the event there is any adjustment to the number of shares issuable under the Warrants, the above calculation shall be made as if such adjustment was made prior to the exercise of any portion of the Warrants and the cumulative number of shares issued under the Warrants shall be such number as would have been issued if all adjustments to the number of shares issuable under the Warrants had occurred prior to any issuance of Warrant Shares.

6.	Conversion. The Series A Preferred Stock shall have no conversion rights.

7.	Redemption. The Series A Preferred Stock is not redeemable.

8.

Rank.  The Series A Preferred Stock shall, with respect to dividend rights and rights on a Liquidating Event, rank senior to all classes of common stock of the Corporation (including, without limitation, the Common Stock) and each other class of capital stock or series of preferred stock hereafter created which does not expressly provide that it ranks senior to or on a parity with the Series A Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution.  The Series A Preferred Stock shall, with respect to dividend rights and rights on a Liquidating Event, rank on a parity with each class of capital stock or series of preferred stock hereafter created which expressly provides that it ranks on a parity with the Series A Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution.  The Series A Preferred Stock shall, with respect to dividend rights and rights on a Liquidating Event, rank junior to each class of capital stock or series of preferred stock hereafter created which expressly provides that it ranks senior to the Series A Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution.

9.	Covenants. In addition to any other rights afforded by law to holders of the Series A Preferred Stock:

          (a)          For so long as any shares of the Series A Preferred Stock are outstanding, the Corporation shall not, and shall cause its subsidiaries not to, without first obtaining the affirmative vote or written consent of the holders of at least 50% of the authorized and outstanding shares of Series A Preferred Stock, voting as a single class:

          (i)          amend, alter or change any provision of, or add to or repeal any provision of, the Corporation’s Charter, including the Designation of Preferences for the Series B Preferred Stock so as to adversely affect the rights, preferences, privileges or powers of the Series A Preferred Stock;

          (ii)         amend, alter or change any provision of, or add to or repeal any provision of, the Corporation’s Bylaws so as to adversely affect the rights, preferences, privileges or powers of the Series A Preferred Stock;

(iii) amend, alter or change the rights, preferences, privileges or powers of the Series A Preferred Stock or any provision of this Designation of Preferences;

(iv) increase or decrease the authorized number of shares of Series A Preferred Stock;

          (v)         authorize or issue shares of any class or series of stock (or other securities or rights convertible or exercisable into or otherwise entitling the holder thereof, directly or indirectly, to receive shares of such class or series of stock) having any preference or priority as to dividends, liquidation preferences (including rights on liquidation, winding up or dissolution), or voting rights senior to or on parity with any such preference or priority of the Series A Preferred Stock;

          (vi)         (A) declare or pay any dividend or make any distribution to the holders of the Common Stock or any other security having preference or priority as to dividends on a parity with or junior to the Series A Preferred Stock or (B) purchase, redeem or otherwise acquire or retire for value any capital stock of the Corporation or any subsidiary (other than pursuant to employee plans);

(vii) voluntarily take or agree to take any action referred to in clause (i) of the definition of Liquidating Event;

          (viii)       enter into any direct or indirect transaction by the Corporation or any of its Subsidiaries with an Affiliate of the Corporation except (A) transactions in the ordinary course of business consistent with past practices that are on terms and conditions no less favorable to the Corporation or such Subsidiary than could be obtained on an arm’s length basis from unrelated third parties or (B) transactions between the Corporation and any of its wholly-owned Subsidiaries not involving any other Affiliate; or

(ix) enter into any arrangement or contract to do any of the foregoing.

          (b)          For so long as the Series A Preferred Stock held, directly or indirectly, by Lightyear and its Affiliates represents at least 10% (or, in the case of clauses (i), (ii), (v), (vi) and (vii) below, 25%) of the issued and outstanding Voting Power of the Corporation (provided, however, that for purposes of the foregoing calculation, shares of Voting Stock or securities of the Corporation convertible into, or exchangeable or exercisable for, Voting Stock (or shares of Voting Stock issued upon the exercise thereof) issued after the time that the directors of the Corporation nominated by Lightyear shall cease to represent a majority of the Board of Directors shall not be taken into account in determining the Voting Power represented by shares of Series

A Preferred Stock owned, directly or indirectly, by Lightyear), the Corporation shall not, and shall cause its subsidiaries not to, without first obtaining the affirmative vote or written consent of the holders of at least 50% of the authorized and outstanding shares of Series A Preferred Stock, voting as a single class:

          (i)          acquire securities or assets of another Person (whether any such acquisition was effectuated by merger, consolidation or otherwise) whether in a single transaction or series of related transactions having an aggregate purchase price in excess of $100,000;

          (ii)         sell, lease, transfer or dispose of securities or assets of (including any spin-off or in-kind distribution to shareholders of the Corporation), whether in a single transaction or series of related transactions having aggregate proceeds in excess of $100,000;

(iii) engage in any transaction or series of related transactions constituting a Liquidating Event (other than the actions referred to in clause (i) thereof);

(iv) increase the number of directors or change the structure of the Board;

          (v)          (A) remove the chief executive officer or president (or, if there are no officers with such titles, the officers whose responsibility is executive oversight of the Corporation’s and its Subsidiaries’ operations), or appoint of any person to fill a vacancy in any such office, or (B) approve any new, or modify of any existing, compensation or benefit plan, agreement or arrangement in which or to which the chief executive officer or president (or other executive officer as aforesaid) or any member of the Board of Directors is a participant or is a party, offered by the Corporation or any of its Subsidiaries, including any stock option plan;

          (vi)         incur any additional indebtedness for borrowed money in excess of $5 million, except (a) any refinancing of existing indebtedness or existing commitments under the Company Credit Agreement; provided that (i) the aggregate principal amount of “refinancing indebtedness” or commitments does not exceed the principal amount or commitment amount of the indebtedness refinanced and (ii) the “refinancing indebtedness” has a final maturity and “average life” later than that of the indebtedness being refinanced;

(vii) amend, alter or change the annual budget or business plan of the Company as approved by the Board for the then current fiscal year; or

(viii) enter into any arrangement or contract to do any of the foregoing.

10.

Notices.  Any notice required by the provisions hereof to be given to the holders of shares of Series A Preferred Stock shall be deemed sufficiently given, served, sent, received or delivered for all purposes at such time as it is addressed and delivered to each holder of record at his address appearing on the books of the Corporation (with the return receipt or the delivery receipt being deemed conclusive, but not exclusive, evidence of such delivery) or at such time as delivery is refused by the addressee upon presentation. Notice by any other means shall not be deemed effective until actually received.